The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell the securities and are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-107536
SUBJECT TO COMPLETION, DATED NOVEMBER 15, 2004

Preliminary Prospectus Supplement

November 15, 2004
(To Prospectus dated October 16, 2003)

$1,250,000,000

HCA Inc.

$                            % Notes due 2009

$                            % Notes due 2011
$                            % Notes due 2015

        We will pay interest on the 2009 and 2011 notes on December 15 and June 15 of each year, beginning on June 15, 2005 and will pay interest on the 2015 notes on January 15 and July 15 of each year beginning July 15, 2005. The 2009 notes will mature on December 15, 2009 and will bear interest at a rate of           %. The 2011 notes will mature on December 15, 2011 and will bear interest at a rate of           % and the 2015 notes will mature on January 15, 2015 and will bear interest at a rate of           %. Interest on each series of notes will accrue from November      , 2004. We may redeem some or all of the notes at any time at the redemption prices described on page S-11.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Per Note		Per Note
	Due 2009	Total	Due 2011	Total	Due 2015	Total

Price to Public
Underwriting Discount
Proceeds to Us Before Expenses

      The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

      We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company, Clearstream, Luxembourg or Euroclear on or about November      , 2004.

Joint Book-Running Managers

JPMorgan	Merrill Lynch & Co.

FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE NOTES
UNDERWRITING

        You should read this prospectus supplement along with the attached prospectus. Both documents contain information that you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the attached prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial position, results of operations and prospects may have changed since that date.

Prospectus Supplement

Prospectus

Where You Can Find More Information	3
The Company	4
Ratio of Earnings to Fixed Charges	4
Use of Proceeds	4
Description of the Debt Securities	5
Plan of Distribution	12
Legal Opinions	13
Experts	13

FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the attached prospectus include certain disclosures which contain “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “initiative,” or “continue.” These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the offering. See “Prospectus Supplement Summary.” These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control, that could significantly affect current plans and expectations and our future financial position and results of operations. These factors include, but are not limited to,

•	the increased leverage resulting from the financing of the tender offer described below,

•	increases in the amount and risk of collectability of uninsured accounts and deductibles and copay amounts for insured accounts,

•	the ability to achieve operating and financial targets, achieve expected levels of patient volumes and control the costs of providing services,

•	the highly competitive nature of the health care business,

•	the efforts of insurers, health care providers and others to contain health care costs,

•	possible changes in the Medicare and Medicaid programs that may impact reimbursements to health care providers and insurers,

•	the ability to attract and retain qualified management and other personnel, including affiliated physicians, nurses and medical support personnel,

•	potential liabilities and other claims that may be asserted against us,

•	fluctuations in the market value of our common stock,

•	the impact of our charity care and self-pay discounting policy changes,

•	changes in accounting practices,

•	changes in general economic conditions,

•	future divestitures which may result in charges,

•	changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms,

•	the availability and terms of capital to fund the expansion of our business,

•	changes in business strategy or development plans,

•	delays in receiving payment for services provided,

•	the possible enactment of Federal or state health care reform,

•	the outcome of pending and any future tax audits and litigation associated with our tax positions,

•	the outcome of our continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and our corporate integrity agreement with the government,

•	changes in Federal, state or local regulations affecting the health care industry,

•	the ability to successfully integrate the operations of Health Midwest,

•	the ability to develop and implement payroll and human resources information systems within the expected time and cost projections and, upon implementation, to realize the expected benefits and efficiencies,

•	the continuing impact of the recent hurricanes on our Florida facilities and the ability to obtain recoveries under our insurance policies, and

•	other risk factors described in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

      As a consequence, current plans, anticipated actions and future financial position and results of operations may differ from those expressed in any forward-looking statements we make. You should not unduly rely on these forward-looking statements when evaluating the information presented in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

      You should read the following summary information together with the detailed information included in this prospectus supplement, the attached prospectus and the documents incorporated by reference in this prospectus supplement and the attached prospectus. As used in this prospectus supplement and the attached prospectus, the terms “HCA,” “Company,” “we,” “us” and “our” refer to HCA Inc. and its affiliates. The term “affiliates” includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners.

HCA

Overview

      HCA is a holding company whose affiliates own and operate hospitals and other related health care entities. At September 30, 2004, we owned and operated 183 hospitals (comprised of 175 general, acute care hospitals, seven psychiatric hospitals and one rehabilitation hospital) and 81 freestanding surgery centers. Affiliates of HCA are also partners in joint ventures that own and operate seven hospitals and ten freestanding surgery centers which are accounted for using the equity method. Our facilities are located in 23 states, England and Switzerland.

      Our general, acute care hospitals typically provide a full range of services to accommodate such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. Outpatient and ancillary health care services are provided by our general, acute care hospitals and through our freestanding surgery centers, diagnostic centers, and rehabilitation facilities. HCA’s psychiatric hospitals provide a full range of mental health care services through inpatient, partial hospitalization and outpatient settings.

Business Strategy

      We are committed to providing the communities we serve high quality, cost-effective, health care while maintaining consistency with our ethics and compliance program, governmental regulations and guidelines, and industry standards. As a part of this strategy, our management focuses on the following areas:

•	commitment to the care and improvement of human life,

•	commitment to ethics and compliance,

•	focus on core communities,

•	becoming the health care employer of choice,

•	continuing to strive for operational excellence, and

•	allocating capital to strategically complement our operational strategy and enhance stockholder value.

Recent Events

      Repurchase of Common Stock. On November 12, 2004, we announced the initial results of our modified “Dutch” auction tender offer to purchase up to 61,000,000 shares of our common stock at a purchase price not greater than $41.00 nor less than $35.00 per share that expired at 5:00 p.m. New York City time on November 11, 2004. Based on a preliminary count by the depositary, 62,568,220 shares of our common stock were properly tendered and not withdrawn at a price at or below $39.75 per share. We intend to exercise our right to purchase all of the shares tendered at a price of $39.75 per share.

      We will finance the purchase of the shares tendered in the tender offer through borrowings under our new credit facility and a short-term loan facility described below.

      New Credit Facility. On November 9, 2004, we entered into a new credit facility to provide us with up to $2.5 billion in financing, consisting of two facilities: a $750 million term loan facility and a $1.75 billion revolving credit facility. Borrowings of approximately $469 million under this new $2.5 billion credit facility have been used to refinance outstanding indebtedness under our 2001 $2.5 billion credit facility. Additional borrowings of approximately $1.25 billion under the $2.5 billion credit facility will be used to finance a portion of the tender offer described above.

      The $750 million term loan expires in 2009 and amortizes in non-ratable quarterly installments in years two through five. The new $1.75 billion revolving credit facility also expires in 2009. Interest on the outstanding balances under the new revolving credit facility will be payable, at our option, at an alternate base rate, or at LIBOR, plus a margin ranging from 0.400% to 1.000%, depending on our long-term unsecured debt rating. Interest on outstanding balances under the $750 million term loan facility is payable, at our option, at an alternate base rate plus a margin ranging from 0.000% to 0.250%, or at LIBOR plus a margin ranging from 0.500% to 1.250%, depending on our long-term unsecured debt rating.

      The terms of this new credit facility provide for customary representations and warranties and negative and affirmative covenants (including certain financial covenants), and also include customary events of default such as payment defaults, cross-defaults to our other indebtedness, bankruptcy and insolvency, and a change in control.

      Short-Term Loan Facility. On November 9, 2004, we entered into a $1.25 billion short-term loan facility. This short-term loan facility expires on or about May 17, 2005. Borrowings under this short-term loan facility bear interest, at our option, at an alternate base rate or at LIBOR, in each case, plus a margin ranging from 0.000% to 0.250% for alternate base rate borrowings or from 0.500% to 1.250% for LIBOR borrowings.

      We expect to use borrowings of approximately $1.25 billion under the short-term loan facility, along with borrowings of approximately $1.25 billion under our new $2.5 billion credit facility, to finance the tender offer described above.

      The short-term loan facility requires us to use the net proceeds from the offering of the notes to prepay outstanding borrowings under the short-term loan facility.

Summary Historical Consolidated Financial Data

      The following table sets forth our summary historical consolidated financial data for the years ended December 31, 2003, 2002 and 2001 and the nine-month periods ended September 30, 2004 and 2003, certain selected ratios for the years ended December 31, 2003, 2002 and 2001 and the twelve-month periods ended September 30, 2004 and 2003, and our financial position at September 30, 2004. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2003 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. Financial data for the nine-month periods ended September 30, 2004 and 2003 and at September 30, 2004, and the selected ratios are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

	Nine Months		Year Ended
	Ended September 30,		December 31,

	2004	2003	2003	2002	2001

	(unaudited)

	(Dollars in millions)
Income Statement Data:
Revenues	$17,562	$16,211	$21,808	$19,729	$17,953
Interest expense	409	364	491	446	536
Reported net income	924	1,015	1,332	833	886
Adjusted net income(a)	924	1,015	1,332	833	955
Operating Data:
Number of hospitals at end of period(b)	183	183	184	173	178
Number of licensed beds at end of period(c)	42,044	41,997	42,108	39,932	40,112
Admissions(d)	1,251,600	1,221,200	1,635,200	1,582,800	1,564,100
Equivalent admissions(e)	1,849,900	1,798,800	2,405,400	2,339,400	2,311,700
Average length of stay(f)	5.0	5.0	5.0	5.0	4.9
Average daily census(g)	22,707	22,158	22,234	21,509	21,160
Percentage Change from Prior Year:
Revenues	8.3%	10.2%	10.5%	9.9%	7.7%
Admissions(d)	2.5	2.5	3.3	1.2	0.7
Equivalent admissions(e)	2.8	2.0	2.8	1.2	0.5
Revenue per equivalent admission	5.3	8.1	7.5	8.6	7.2

	Twelve Months
	Ended				Year Ended
	September 30,				December 31,

	2004		2003		2003		2002		2001

	(unaudited)
Selected Ratios:
Ratio of total debt to total capitalization at end of period(h)	53%		56%		56%		52%		56%
Ratio of earnings to fixed charges	4.1	x	3.6	x	4.4	x	3.6	x	3.4	x

At
September 30,
2004

(unaudited)
(Dollars in millions)
Financial Position:
Assets	$21,332
Working capital	1,327
Long-term debt, including amounts due within one year	8,277
Minority interests in equity of consolidated entities	758
Stockholders’ equity	6,519

(a)	Adjusted net income is defined as reported net income, adjusted to exclude amortization expense (and any related tax effects) related to goodwill for periods prior to January 1, 2002.

(b)	Excludes seven facilities at September 30, 2004, September 30, 2003 and December 31, 2003 and six facilities at December 31, 2002 and December 31, 2001 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

(c)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(d)	Represents the total number of patients admitted to our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(e)	Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation “equates” outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(f)	Represents the average number of days admitted patients stay in our hospitals.

(g)	Represents the average number of patients in our hospital beds each day.

(h)	Total capitalization includes total debt, minority interests in equity of consolidated entities, company-obligated mandatorily redeemable securities of affiliate holding solely company securities and stockholders’ equity.

The Offering

Notes offered	$ aggregate principal amount of % Notes due December 15, 2009, $ aggregate principal amount of % Notes due December 15, 2011 and $ aggregate principal amount of % Notes due January 15, 2015.

Maturity date	The 2009 notes will mature on December 15, 2009, the 2011 notes will mature on December 15, 2011 and the 2015 notes will mature on January 15, 2015.

Interest payment dates	December 15 and June 15 of each year, beginning June 15, 2005 for the 2009 and 2011 notes and January 15 and July 15 of each year, beginning July 15, 2005 for the 2015 notes.

Ranking	The notes of each series are our senior unsecured obligations. The notes of each series will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

Redemption and sinking fund	We may redeem some or all of the notes of each series at any time at the redemption price described under “Description of the Notes — Optional Redemption.” There will be no sinking fund with respect to the notes.

Form of notes	One or more global securities, held in the name of Cede & Co., the nominee of The Depository Trust Company. The notes will be delivered through the book entry system of The Depository Trust Company, Clearstream, Luxembourg or Euroclear. See “Description of the Notes — Book-Entry System.”

Additional notes	We may increase the principal amount of the notes of each series by issuing additional notes in the future on the same terms and conditions except for differences in issue price and accrued interest. See “Description of the Notes — Issuance of Additional Notes.”

Use of proceeds	We estimate that the net proceeds from the offering will be approximately $1.24 billion. We intend to use borrowings under our $2.5 billion credit facility and our $1.25 billion short-term loan facility to finance the tender offer and to use the proceeds of this offering to repay borrowings under our short-term loan facility.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented:

Nine Months
Ended
September 30,		Year Ended December 31,

2004	2003	2003	2002	2001	2000	1999

4.03x	4.54x	4.42x	3.63x	3.39x	1.85x	3.11x

      For the purpose of computing the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before minority interests, income taxes and fixed charges. “Fixed charges” consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

USE OF PROCEEDS

      We estimate that the net proceeds from the offering of the notes, after deducting the underwriting discount and estimated expenses of the offering, will be approximately $1.24 billion. We intend to use borrowings of approximately $1.25 billion under our new $2.5 billion credit facility and of $1.25 billion under our $1.25 billion short-term loan facility to finance the tender offer and to use the proceeds of this offering to repay borrowings under our short-term loan facility. At the closing of this offering, we expect to have approximate borrowings of $1.25 billion outstanding under our short-term loan facility, which matures on or about May 17, 2005. Borrowings under this facility bear interest, at our option, at an alternate base rate or at LIBOR, in each case plus a margin ranging from 0.000% to 0.250% for alternate base rate borrowings or from 0.500% to 1.250% for LIBOR borrowings.

CAPITALIZATION

      The following table sets forth our total capitalization as of September 30, 2004 on an historical basis and on a pro forma historical basis giving effect to the preliminary results of our tender offer, the refinancing of our 2001 credit facility with borrowings under our new $2.5 billion credit facility and expected borrowings of $1.25 billion under our $1.25 billion short-term loan facility. The table also sets forth our total capitalization as of September 30, 2004 on a pro forma as adjusted basis to give effect to these events as well as to the offering of notes by this prospectus supplement.

	As of September 30, 2004

		Pro Forma	Pro Forma
	Historical	Historical(1)	As Adjusted

	(unaudited; dollars in millions)
Long-term debt due within one year	$728	$1,734	$484
Long-term debt:
Senior collateralized debt due through 2034	171	171	171
Senior debt (fixed rate) due through 2095	6,303	6,303	7,553
Senior debt (floating rate) due through 2008	850	850	850
Term loan facility	225	750	750
Revolving credit facility	0	956	969

Total long-term debt	7,549	9,030	10,293

Total debt	8,277	10,764	10,777

Minority interests in equity of consolidated entities	758	758	758

Stockholders’ equity:
Common stock $.01 par value per share; authorized 1,650,000,000 shares; outstanding 482,859,700 shares actual; 420,291,480 shares pro forma	5	4	4
Other	4	4	4
Accumulated other comprehensive income	138	138	138
Retained earnings	6,372	3,886	3,886

Total stockholders’ equity	6,519	4,032	4,032

Total capitalization	$15,554	$15,554	$15,567

(1)	Pro forma historical information reflects our purchase of 62,568,220 shares of our common stock in the tender offer, the repayment of borrowings of $469 million under our 2001 credit facility, borrowings of $750 million under the term loan portion of our new $2.5 billion credit facility, expected borrowings of $956 million under the revolving credit portion of our new $2.5 billion credit facility, expected borrowings of $1.25 billion under our short-term loan facility and the payment of expenses related to the tender offer, the $2.5 billion credit facility and the $1.25 billion short-term loan facility out of cash balances at September 30, 2004.

DESCRIPTION OF THE NOTES

      We will issue the notes under an indenture, dated as of December 16, 1993, between us and The First National Bank of Chicago. We will refer to the indenture, together with all supplements, as the “Indenture.” Bank One Trust Company, N.A. succeeded The First National Bank of Chicago as trustee, which fact is reflected in the First Supplemental Indenture to the Indenture, dated as of May 25, 2000. The Bank of New York then succeeded Bank One Trust Company, N.A. as trustee, which fact is reflected in the Third Supplemental Indenture to the Indenture, dated as of December 5, 2001. We will call The Bank of New York the “Trustee.”

      A form of the Indenture is filed as an exhibit to the registration statement, of which the attached prospectus is a part. The following is a summary of certain provisions of the Indenture and of each series of notes (or debt securities, as they are referred to in the attached prospectus). This summary does not purport to be complete and is subject to, and qualified by, the Indenture.

      The 2009 notes will mature on December 15, 2009, the 2011 notes will mature on December 15, 2011 and the 2015 notes will mature on January 15, 2015. The notes of each series will bear interest at the rate per year shown on the cover of this prospectus supplement, computed on the basis of a 360-day year of twelve 30-day months. The period during which the notes of each series will earn interest will begin on November      , 2004 or from the most recent interest payment date to which interest has been paid or provided for. The interest will be payable twice a year on December 15 and June 15, beginning on June 15, 2005 for the 2009 and 2011 notes and on January 15 and July 15, beginning on July 15, 2005 for the 2015 notes. Interest payable on any note that is punctually paid or duly provided for on any interest payment date shall be paid to the person in whose name such note is registered at the close of business on December 1 and June 1, as the case may be, for the 2009 and 2011 notes and January 1 and July 1, as the case may be, for the 2015 notes, preceding such interest payment date. We may pay interest, at our option, by checks mailed to the registered holders of the notes of each series.

      The notes of each series will be issued in book-entry form only.

      You can find more detailed information regarding the terms of the notes in the attached prospectus under the heading “Description of the Debt Securities.”

Issuance of Additional Notes

      We may, without the consent of the holders of the notes of each series, increase the principal amount of the notes of such series by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as notes of such series offered hereby. The notes of such series offered by this prospectus supplement and any additional notes would rank equally and ratably for all purposes under the Indenture.

Optional Redemption

      The notes of each series will be redeemable, at our option, at any time in whole, or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate (as defined below), plus       basis points in the case of the 2009 notes,       basis points in the case of the 2011 notes and       basis points in the case of the 2015 notes. In each case, we will pay accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

      “Treasury Rate” means, with respect to any redemption date, the rate per year equal to: (1) the yield under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker and having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

      “Remaining Life” means the maturity of a United States Treasury security selected by an Independent Investment Banker that is comparable to the remaining term of such notes.

      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

      “Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all the quotations.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

      “Reference Treasury Dealer” means each of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer.

      We will mail notice of any redemption between 30 and 60 days preceding the redemption date to each holder of the notes to be redeemed.

      The notice of the redemption for such notes will state, among other things, the principal amount of the notes to be redeemed, the redemption price and the place or places that payment will be made upon presentation and surrender of the notes to be redeemed.

      Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions called for redemption.

Same-Day Settlement and Payment

      The underwriters will settle the notes of each series in immediately available funds. So long as the Depositary continues to make its same-day funds settlement system available to us, we will make all payments of principal and interest on the notes of each series in immediately available funds.

Book-Entry System

      The Depository Trust Company, New York, New York, will act as the Depositary for the notes of each series. The notes of each series will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depositary. The provisions described under “Description of the Debt Securities-Book-Entry System” in the attached prospectus will apply to the notes of each series. Accordingly, beneficial interests in the notes of each series will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

      The Depositary has advised us and the underwriters that it is:

•	a limited purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the United States Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

      The Depositary holds securities, such as the notes, deposited by its direct participants. The Depositary also facilitates the settlement among direct participants of securities transactions in deposited securities, such as transfers and pledges, through electronic computerized book-entry changes in the direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. These entities are known as indirect participants. The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

      Principal and interest payments on the notes of each series registered in the name of the Depositary’s nominee will be made in immediately available funds to the Depositary’s nominee as the registered owner of the global securities. Under the terms of the notes of each series, we and the Trustee will treat the persons in whose names the notes are registered as the owners of the notes for the purpose of receiving payment of principal and interest on them and for all other purposes whatsoever. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the global securities to owners of beneficial interests in the global securities. The Depositary has advised us and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the Depositary’s records. Payments by direct and indirect participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such direct and indirect participants and not of the Depositary, the Trustee, or HCA, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary’s nominee is the responsibility of the Trustee or HCA. Disbursement of such payments to the direct participants shall be the responsibility of the Depositary, and disbursement of such payments to the owners of beneficial interests in the global securities shall be the responsibility of the direct and indirect participants.

      Notes represented by a global security will be exchangeable for notes in definitive form of like tenor issuable in authorized denominations and registered in such names as the Depositary shall direct, only if either (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for such global security or if at any time the Depositary ceases to be a clearing agency registered under applicable law and we do not appoint a successor depositary within 90 days or (2) we, in our discretion at any time, determine not to require all of the notes to be represented by a global security and so notify the Trustee. The notes will be in denominations of $1,000 and in any greater amount that is an integral multiple thereof. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

      Links have been established among the Depositary, Clearstream, Luxembourg and Euroclear, which are two European book-entry depositaries similar to the Depositary, to facilitate issuance of notes of each series sold outside of the United States. In addition, secondary market trading of book-entry interests in the notes of each series may take place through Euroclear and Clearstream, Luxembourg, and those participants will follow the settlement procedures that are applicable to conventional Eurobonds in registered form. Owners of book-entry interests in the notes of each series will receive payments relating to their notes in United States dollars. Clearstream, Luxembourg and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

      The policies of Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

      Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

      The description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream, Luxembourg and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream, Luxembourg and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Clearstream, Luxembourg

      Clearstream, Luxembourg is incorporated as a bank under Luxembourg law. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in customer accounts, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

      As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers. Clearstream, Luxembourg customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg.

The Euroclear System

      The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and the risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries.

      The Euroclear System is operated by Euroclear Bank S.A./N.V., which is known as the Euroclear Operator, under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the cooperative. The cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

      The “Terms and Conditions Governing Use of Euroclear” and the related “Operating Procedures of the Euroclear System” and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within the Euroclear System,

•	withdrawal of securities and cash from the Euroclear System, and

•	receipts of payments with respect to securities in the Euroclear System.

      All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

UNDERWRITING

      We and the underwriters have entered into an underwriting agreement relating to the offering and sale of the notes of each series. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes of each series that appears opposite its name in the table below:

	Principal Amount of	Principal Amount of	Principal Amount of
	% Notes due	% Notes due	% Notes due
Underwriter	December 15, 2009	December 15, 2011	January 15, 2015

J.P. Morgan Securities Inc.	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	$	$	$

      The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes of each series from us, are several and not joint. The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to conditions customary for offerings of this type including: the accuracy of our representations and warranties in the underwriting agreement; the absence of any material adverse change in our business; the delivery of a “comfort letter” by our independent auditors and the delivery of a legal opinion from counsel to the underwriters. The underwriters have agreed to purchase all of the notes of each series if any of them are purchased.

      The underwriters have advised us that they propose to offer the notes of each series to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes of each series to selected dealers at the public offering price minus a selling concession of up to           % of the principal amount of the 2009 notes, of up to           % of the principal amount of the 2011 notes and of up to           % of the principal amount of the 2015 notes. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession of up to           % of the principal amount of the 2009 notes, of up to           % of the principal amount of the 2011 notes and of up to           % of the principal amount of the 2015 notes to certain other dealers. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

      In the underwriting agreement, we have agreed that:

•	we will pay our expenses related to this offering, which we estimate will be $500,000; and

•	we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      The notes of each series are a new issue of securities, and there is currently no established trading market for the notes of each series. In addition, we do not intend to apply for the notes of each series to be listed on any securities exchange or to arrange for the notes of each series to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes of each series, but they are not obligated to do so. The underwriters may discontinue any market making in the notes of each series at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes of each series, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

      Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering. Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering. The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions. Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

      J.P. Morgan Securities Inc. (or JPMorgan) will make the securities available for distribution on the Internet through a proprietary Web site and/or third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      The underwriters and their affiliates engage in various general financing and commercial banking transactions with us and our affiliates. In particular, affiliates of JP Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under our $1.25 billion short-term loan facility, which will be repaid with the net proceeds of the offering along with borrowings under our new $2.5 billion credit facility. Because more than 10% of the net proceeds will be paid to affiliates of the underwriters, the offering is being conducted in compliance with Rule 2720(c)(3) of the Conduct Rules of the National Association of Securities Dealers, Inc. In accordance with that rule,                is acting as the “qualified independent underwriter” for the offering. That rule requires that the initial public offering price can be no higher than that recommended by the qualified independent underwriter. In acting as the qualified independent underwriter,                has performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement.                has received $               from us for this role.

PROSPECTUS

HCA INC.

$2,500,000,000

Debt Securities

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf ” registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $2,500,000,000.

      This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus.

      You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. Neither we nor any underwriter has authorized anyone else to provide you with different information. This prospectus is not an offer to sell and it is not soliciting an offer to buy these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

      We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information,” carefully before you invest.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 16, 2003

Where You Can Find More Information	3

The Company	4

Ratio of Earnings to Fixed Charges	4

Use of Proceeds	4

Description of Debt Securities	5

Plan of Distribution	12

Legal Opinions	13

Experts	13

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may read and copy these reports at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. You may also inspect these reports at the SEC’s New York Regional Office, 233 Broadway, New York, New York 10279, at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock trades. In addition, the SEC maintains an Internet site that contains reports and other information regarding us (http://www.sec.gov).

      We have registered these securities with the SEC on Form S-3 under the Securities Act of 1933. As allowed by the SEC’s rules, this prospectus does not contain all of the information set forth in the Registration Statement. You may obtain copies of the Registration Statement (including exhibits), free of charge, as discussed in the first paragraph.

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

•	our Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 5, 2003, February 12, 2003, March 13, 2003, April 2, 2003, April 16, 2003, April 22, 2003, April 30, 2003, May 23, 2003, June 30, 2003, July 2, 2003, July 15, 2003, July 22, 2003 and July 29, 2003; and

•	any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

      Notwithstanding the foregoing, information furnished under Items 9 and 12 of our Current Reports on Form 8-K, including the related Exhibits, is not incorporated by reference in this prospectus and the accompanying registration statement.

      You may obtain copies of the above information (including exhibits), upon written or oral request, without charge. You should direct requests to John M. Franck II, Vice President and Corporate Secretary, HCA Inc., One Park Plaza, Nashville, Tennessee 37203 or by telephone at (615) 344-9551. Our web site address is www.hcahealthcare.com. Please note that our web site address is provided as an inactive textual reference only.

THE COMPANY

      HCA Inc. is a holding company whose affiliates own and operate hospitals and related health care entities. The term “affiliates” includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners. As of June 30, 2003, these affiliates owned and operated 184 hospitals and 76 freestanding surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate six hospitals and four freestanding surgery centers which are accounted for using the equity method. Our facilities are located in 23 states, England and Switzerland.

      Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our hospitals provide a full range of medical services including such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. We also provide outpatient and ancillary health care services at both our general, acute care hospitals and at our freestanding facilities, including outpatient surgery and diagnostic centers, rehabilitation facilities, home health care agencies and other facilities. In addition, we operate psychiatric hospitals which generally provide a full range of mental health care services in inpatient, partial hospitalization and outpatient settings.

      We were formed in January 1990 as a Nevada corporation and reincorporated in Delaware in July 1993. Our principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203, and our telephone number at that address is (615) 344-9551.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

For the Six Months
Ended June 30,		For the Year Ended December 31,

2003	2002	2002	2001	2000	1999	1998

4.79x	5.25x	3.63x	3.39x	1.85x	3.11x	2.58x

      For the purpose of computing the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before minority interests, income taxes and fixed charges. “Fixed charges” consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the debt securities for general corporate purposes. We intend to offer the debt securities periodically when prevailing interest rates and other market conditions are advantageous or as required by our financing needs.

DESCRIPTION OF THE DEBT SECURITIES

General

      The description below of the general terms of the debt securities will be supplemented by the more specific terms in the prospectus supplement.

      We will issue the debt securities in one or more series under an indenture dated as of December 16, 1993 between us and The Bank of New York, successor to Bank One Trust Company, N.A., as trustee, which succeeded The First National Bank of Chicago, as trustee. We will refer to the indenture, together with all supplements, as the “Indenture.” We will call The Bank of New York the “Trustee.” The Indenture describes the terms of the debt securities and does not limit the amount of debt securities or other unsecured, senior debt that we may issue.

      The debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. The Indenture limits our ability and that of our subsidiaries under certain circumstances to secure debt by mortgages on our principal properties, by entering into sale and lease-back transactions or by issuing subsidiary debt or preferred stock. In a liquidation or reorganization of any of our subsidiaries, the right of holders of the debt securities to participate in any distribution is subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor.

      In addition to the following description of the debt securities, you should refer to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. The article and section numbers refer to those in the Indenture.

      The prospectus supplement will specify the following terms of the issue of debt securities:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued and are or will be payable;

•	the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates shall be determined, and the date or dates from which such interest, if any, will accrue;

•	the date or dates on which such interest, if any, will be payable, the method of determining holders to whom any of the interest shall be payable and the manner in which any interest payable on a global debt security will be paid if other than book-entry;

•	each office or agency where the principal, premium and interest on the debt securities will be payable and where the debt securities may be presented for registration of transfer or exchange;

•	the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed at our option;

•	our obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder, and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities will be redeemed, repaid or purchased pursuant to any such obligation;

•	whether the debt securities are to be issued with original issue discount within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder;

•	whether the debt securities are to be issued in whole or in part in the form of one or more global notes and, if so, the identity of the depositary, if any, for such global note or notes;

•	if other than dollars, the foreign currency or currencies or foreign currency units in which the principal, premium and interest on the debt securities shall or may be paid and, if applicable,

whether at our election and/or that of the holder, and the conditions and manner of determining the exchange rate or rates;

•	any index used to determine the amount of payment of principal, premium and interest on the debt securities;

•	any addition to, or modification or deletion of, any events of default or covenants provided for with respect to the debt securities;

•	provisions, if any, for the defeasance of the debt securities;

•	any other detailed terms and provisions of the debt securities that are not inconsistent with the Indenture (Section 301); and

•	any special provisions for the payment of additional amounts with respect to the debt securities.

      The debt securities may be issued at a substantial discount below their stated principal amount. The prospectus supplement will describe any federal income tax consequences and other special considerations applicable to discount securities. Discount securities may provide for the declaration or acceleration of the maturity of an amount less than the principal amount if an event of default occurs and continues.

Denominations, Registration and Transfer

      Unless we state otherwise in a prospectus supplement, we will issue the debt securities in registered form and in denominations of $1,000 or any multiple thereof (Section 302). You will be able to exchange the debt securities of any series (other than a global note) for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms, as long as the debt securities are issued in authorized denominations. You may exchange the debt securities at the office of the security registrar or co-security registrar that we designate in a prospectus supplement. We will not impose any service charge for the exchange of any debt security; however, we may ask you to pay any taxes and other governmental charges as described in the Indenture. The security registrar or co-security registrar will effect the exchange when satisfied with your documents of title and identity. We have appointed the Trustee as security registrar (Section 305).

Payment and Paying Agents

      Unless otherwise indicated in a prospectus supplement, we will make principal, premium, and interest payments at the office of our paying agent. Alternatively, we may determine to pay any interest, including any installment of interest, (i) by check mailed to you at the address in the register or (ii) by wire transfer to the holder’s account (Section 307).

      Unless otherwise indicated in a prospectus supplement, the Trustee will act as our sole paying agent with respect to the debt securities, through its principal office in the Borough of Manhattan, The City of New York. We will name any additional paying agents in a prospectus supplement. We may at any time rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent, which can be us, in each place of payment for a series of the debt securities.

      If we have paid any moneys to the Trustee or a paying agent for the principal, premium, and interest on any debt securities, and those moneys remain unclaimed two years after due and payable, the moneys will be repaid to us and the holder of the debt securities may thereafter look only to us for any payment (Section 1103).

Book-Entry System

      We may issue the debt securities in whole or in part in book-entry only form, which means that they will be represented by one or more permanent global notes that will be deposited with a depositary located in the United States, unless otherwise indicated in a prospectus supplement. We will identify the depositary and describe the specific terms of the depositary arrangement in the prospectus supplement relating to each series. We will refer to this form here and in the prospectus supplement as “book-entry only.” The following discussion pertains to securities that are issued in book-entry only form.

      One or more global notes will be issued to and registered in the name of the depositary or its nominee. The depositary will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by the depositary and its participants.

      So long as a depositary or its nominee is the registered owner of a global note, it will be considered the sole owner of the debt securities under the Indenture. Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owner under the Indenture. Certain jurisdictions that require purchasers of securities to take physical delivery of securities in definitive form may impair the ability to transfer beneficial interests in a global note. Neither we, the Trustee, any paying agent nor the security registrar will have any responsibility or liability for payments on account of, or for maintaining, supervising or reviewing any records relating to, the beneficial ownership interests.

      We will make payments of principal, premium and interest on debt securities to the depositary or its nominee, as the registered owner of the global note. We expect that the depositary for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a global note, will credit immediately participants’ accounts with payments according to their respective holdings of beneficial interests in the global note as shown on the records of the depositary. We also expect that standing instructions and customary practices will govern payments by participants to owners of beneficial interests in the global note held through the participants, as is now the case with securities held for the accounts of customers registered in “street name.” These payments will be the responsibility of the participants.

      A global note may not be transferred, except that the depositary, its nominees and their successors may transfer an entire global note to one another. Debt securities represented by a global security would be exchangeable for certificates in definitive registered form with the same terms in authorized denominations only if:

•	a depositary of a series is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days; or

•	we determine at any time not to have any debt securities represented by one or more global notes.

In either instance, an owner of beneficial interests in a global note will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and to physical delivery in definitive form (Section 304).

Limitations on Us and Our Subsidiaries

  Limitations on Mortgages

      The Indenture provides that neither we nor any of our subsidiaries will issue, assume or guarantee any indebtedness or obligation secured by mortgages, liens, pledges or other encumbrances upon any principal property (which means each of our acute care hospitals that provides general medical and surgical services), unless the debt securities shall be secured equally and ratably with (or prior to) such debt (Section 1105). This restriction will not apply to:

•	mortgages securing the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the debt and the mortgages are incurred within 18 months of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements;

•	mortgages existing on property at the time of its acquisition by us or our subsidiary or on the property of a corporation at the time of the acquisition of such corporation by us or our subsidiary;

•	mortgages to secure debt on which the interest payments are exempt from federal income tax under Section 103 of the Internal Revenue Code;

•	mortgages in favor of us or a consolidated subsidiary;

•	mortgages existing on the date of the Indenture;

•	certain mortgages to governmental entities;

•	mortgages incurred in connection with the borrowing of funds used to repay debt within 120 days in the same principal amount secured by other mortgages on principal property with at least the same appraised fair market value;

•	mortgages incurred within 90 days (or any longer period, not in excess of one year, as permitted by law) after acquisition of the related property or equipment arising solely in connection with the transfer of tax benefits in accordance with Section 168(f)(8) of the Internal Revenue Code; and

•	any extension, renewal or replacement of any mortgage referred to above, provided the amount secured is not increased and it relates to the same property.

  Limitations on Sale and Lease-Back

      The Indenture provides that neither we nor any subsidiary will enter into any sale and lease-back transaction with respect to any principal property with another person unless either:

•	we or our subsidiary could incur indebtedness secured by a mortgage on the property to be leased; or

•	within 120 days, we apply the greater of the net proceeds of the sale of the leased property or the fair value of the leased property, net of all debt securities delivered under the Indenture, to the voluntary retirement of our funded debt or the acquisition or construction of a principal property (Section 1106).

  Limitations on Subsidiary Debt and Preferred Stock

      The Indenture provides that none of our restricted subsidiaries may, directly or indirectly, create, incur, issue, assume or otherwise become liable with respect to, extend the maturity of, or become responsible for the payment of, any debt or preferred stock except:

•	debt outstanding on the date of the Indenture;

•	debt representing the assumption by one restricted subsidiary of debt of another;

•	debt or preferred stock of any corporation or partnership existing when it becomes a subsidiary;

•	debt of a restricted subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations or from guarantees, letters of credit, surety bonds or performance bonds securing any of our obligations or those of our subsidiaries incurred or assumed in connection with the disposition of any business, property or subsidiary, except for the purpose of financing an acquisition, provided that the maximum aggregate liability does not exceed the gross proceeds from the disposition;

•	debt of a restricted subsidiary in respect of performance, surety and other similar bonds, bankers acceptances and letters of credit provided in the ordinary course of business;

•	debt secured by a mortgage incurred to finance the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the mortgage and debt are incurred within 18 months of the later of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements and the mortgage does not relate to any other property;

•	permitted subsidiary refinancing debt (as defined in the Indenture);

•	debt of a restricted subsidiary to us or another subsidiary as long as we hold it; or

•	any obligation pursuant to a permitted sale and lease-back transaction (Section 1107).

  Exempted Transactions

      Even if otherwise prohibited by these limitations, if the aggregate outstanding principal amount of all our other debt and that of our subsidiaries subject to these limitations does not exceed 15% of our consolidated net tangible assets, then:

•	we or any of our subsidiaries may issue, assume or guarantee debt secured by mortgages;

•	we or any of our subsidiaries may enter into any sale and lease-back transaction; and

•	any restricted subsidiary may issue, assume or become liable for any debt or preferred stock (Section 1108).

Events of Default

      Under the Indenture, an event of default applicable to the debt securities of any series means:

•	failure to pay the principal or any premium on any debt security of that series when due;

•	failure to pay any interest on any debt security of that series when due, continued for 30 days;

•	failure to deposit any sinking fund payment in respect of any debt security of that series when due;

•	failure to perform, or the breach of, any of our other applicable covenants or warranties in the Indenture, continued for 60 days after written notice;

•	events in bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to debt securities of that series (Section 501).

      If any event of default with respect to debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount, or in the case of discount securities, a portion of the principal amount, of all the debt securities of that series to be due and payable immediately. The holders may, under certain circumstances, rescind and annul this acceleration prior to obtaining a judgment or decree (Section 502).

      Other than the duties of the Trustee during a default to act with the required standard of care, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless the holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series (Section 512).

      We will furnish the Trustee annually with a statement as to our performance of certain obligations under the Indenture and as to any default in our performance (Section 1109).

Modification and Waiver

      We and the Trustee may modify and amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected. We must have the consent of the holder of each outstanding debt security affected to:

•	change the stated maturity of the principal of, or any installment of interest on, any debt security;

•	reduce the principal, premium or interest on any debt security;

•	reduce the amount of principal of discount securities payable upon acceleration of the maturity;

•	change the currency of payment of principal, premium or interest on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

•	reduce the percentage of holders whose consent is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or certain defaults (Section 1002).

      The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of that series, waive any past default under the Indenture with respect to debt securities of that series. However, such holders may not waive a past default in the payment of principal, premium or interest, or any sinking fund installment with respect to the debt securities, or waive a covenant or provision that cannot be modified or amended, without the consent of the holders of each outstanding debt security affected (Section 513).

Consolidation, Merger, Sale or Lease of Assets

      We may consolidate with or merge into, or transfer or lease our assets to, any corporation without the consent of the holders of any of the outstanding debt securities under the Indenture if:

•	the successor corporation assumes our obligations on the debt securities and under the Indenture;

•	after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	other conditions are met (Section 901).

Defeasance

      If so specified in a prospectus supplement, we may be discharged from all obligations under the debt securities of any series, and we will not be subject to the limitations in the Indenture discussed in the above sections, if we deposit with the Trustee trust money or U.S. government obligations that are sufficient to pay all principal, premium and interest on the debt securities of the series. We would deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not (1) cause the holders of the debt securities of the series to recognize income, gain or loss for United States income tax purposes or (2) result in the delisting of the debt securities from any national securities exchange (if so listed) (Article Fourteen).

Notices

      Notices to holders will be mailed to the addresses of the holders listed in the security register (Sections 101, 105).

Governing Law

      We will construe the Indenture and the debt securities in accordance with the laws of the State of New York (Section 111).

Concerning the Trustee

      The Trustee has normal banking relationships with us.

PLAN OF DISTRIBUTION

General

      We may sell the debt securities directly to purchasers or through underwriters, dealers or agents or through a combination of any of those methods of sale. We may distribute the debt securities in one or more transactions, either at a fixed price or varying prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The prospectus supplement will identify the terms of the offering, the names of the underwriters or agents, the purchase price, any underwriting discounts, the method of distribution and the time and place of delivery of the debt securities.

      Agents designated by us from time to time may solicit offers to purchase the debt securities. We will name any such agent involved in the offer or sale of the debt securities and set forth any commissions payable by us to such agent in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the debt securities.

      If an underwriter or underwriters are utilized in the sale of debt securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. Such compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of debt securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. We will describe any such activities in the prospectus supplement.

      If a dealer is utilized in the sale of the debt securities, we or an underwriter will sell such debt securities to the dealer, as principal. The dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

      We may directly solicit offers to purchase the debt securities, and we or an underwriter may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the debt securities. The prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if utilized.

      Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may engage in transactions with or perform services for us and our subsidiaries in the ordinary course of business.

      Since each issuance of a series of these debt securities will have no established trading market, broker-dealers may make a market in the debt securities. We cannot assure the liquidity of the trading market for the debt securities.

Delayed Delivery Arrangement

      If so indicated in a prospectus supplement, we will authorize dealers or agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date, if so permitted by the purchaser’s jurisdiction. We must approve all institutions, which may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The dealers and other agents will not be responsible for the validity or performance of these contracts.

LEGAL OPINIONS

      Bass, Berry & Sims PLC is passing upon the validity of the debt securities for us. Jenkens & Gilchrist, a Professional Corporation, is passing upon legal matters in connection with the offering of the debt securities for any underwriters, dealers or agents. Jenkens & Gilchrist has rendered, and continues to render, legal services to us.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

HCA Inc.